EXHIBIT 99.1

BrainsWay Appoints Richard A. Bermudes, M.D. as Chief Medical Officer

Dr. Bermudes is Widely Considered One of the Preeminent U.S. Clinicians in the TMS Field

BURLINGTON, Mass. and JERUSALEM, Aug. 29, 2024 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today announced the appointment of Richard A. Bermudes, M.D. as Chief Medical Officer (CMO), effective September 1, 2024. Dr. Aron Tendler, M.D., who has served as CMO since 2015, will continue to serve as a collaborator on important strategic research projects.

“We are excited to have Richard join our team to lead and shape BrainsWay’s clinical strategy and product roadmap. His extensive experience with TMS and brain stimulation therapies as a practicing physician for over 20 years, combined with his research experience and entrepreneurial spirit, make him extremely well-positioned for the role,” said Hadar Levy, BrainsWay’s Chief Executive Officer. “We appreciate Dr. Tendler’s significant contributions to the Company over the past decade, and greatly appreciate that he has agreed to collaborate with the BrainsWay team on important strategic research projects.”

With more than 20 years of experience pioneering new brain stimulation and innovative mental health technologies, Dr. Bermudes is widely considered one of the preeminent clinicians in the TMS field. Having co-founded an innovative behavioral health care network with 24 outpatient clinics, pioneered in the adoption of new therapies across the treatment landscape, and launched successful telehealth programs, he has been at the forefront of improving mental health through innovative care. Dr. Bermudes is also an Associate Physician at the UC Davis Department of Psychiatry and Behavioral Sciences, and his academic contributions include serving as a Diplomat of the Academy of Cognitive Therapy. He is the lead editor of the widely acclaimed book, “Transcranial Magnetic Stimulation: Clinical Applications for Psychiatric Practice,” and holds an M.D. from the University of California, San Diego, School of Medicine.

About BrainsWay

BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with offices in Burlington, MA and Jerusalem, Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors LLC
britchie@lifesciadvisors.com